Section 906 Certification

Certification Pursuant to
18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of Ballard Power Systems Inc., a corporation organized under the laws of Canada (the “Company”), for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 23, 2012	/s/ John W. Sheridan
John W. Sheridan
President and Chief Executive Officer (principal executive officer)

Dated: February 23, 2012	/s/ Tony Guglielmin
Tony Guglielmin
Vice President and Chief Financial Officer (principal financial officer)